Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Ann Mangold	Hoi-ni Kong
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0518	Tel: (852) 2894 6323
Email: ann.mangold@hillandknowlton.com	Email: hoini.kong@hillandknowlton.com.hk

Gushan Environmental Energy Limited to Hold

Annual General Meeting on November 10, 2008

New York, September 30, 2008 – Gushan Environmental Energy Limited (the “Company” or “Gushan”; NYSE: GU), China’s largest producer of biodiesel as measured by annual production capacity, announced today that it will hold its annual general meeting of shareholders at Kennedy Room, Level 7, Conrad Hotel, Pacific Place, 88 Queensway, Hong Kong, on November 10, 2008 at 10:00 a.m., local time. Only holders of record of ordinary shares of the Company at the close of business on September 22, 2008, New York time, are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof.

Gushan has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2007, with the U.S. Securities and Exchange Commission (the “SEC”). Gushan’s Form 20-F can be accessed on the Investor Relations section of the Company’s website at http://www.chinagushan.com/en/, as well as on the SEC’s website at http://www.sec.gov. Shareholders may request a hard copy of the Form 20-F free of charge by calling 852-2587-7212 or emailing to ir@chinagushan.com.

About Gushan Environmental Energy Limited

Gushan Environmental Energy Limited is China’s largest producer of biodiesel, as measured by annual production capacity. The Company produces biodiesel, a renewable, clean-burning and biodegradable fuel, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators, as well as to petroleum wholesalers and individual retail gas stations. The Company currently operates five production facilities in the Sichuan, Hebei, Fujian provinces and Beijing and Shanghai with a combined annual production capacity of 290,000 tons. The company targets to increase its annual production capacity to 400,000 tons by the end of 2008 with the expansion or addition of new production facilities in Beijing, Shanghai, Hunan and Chongqing.

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Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our production capacities, our future business development, and our beliefs regarding our production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including on Form F-1, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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